UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, August 3, 2016, and entitled “Orbotech Reports Second Quarter 2016 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheets.

3.	Registrant’s Condensed Consolidated Statements of Income.

4.	Registrant’s Reconciliation of GAAP to Non-GAAP Results.

5.	Registrant’s Reconciliation of GAAP Net Income to Adjusted EBIDTA.

6.	Registrant’s Condensed Consolidated Statements of Cash Flows.

*    *    *    *    *    *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146 and Registration No. 333-207878) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH REPORTS SECOND QUARTER 2016 RESULTS

2016 second quarter highlights

•	Revenues of $196 million
•	Gross margin of 45.9%
•	GAAP EPS of $0.30 (diluted); Non-GAAP EPS of $0.60 (diluted)

2016 third quarter guidance

•	Revenue range: $200 million to $208 million
•	Gross margin of 45.5%-46.0%

YAVNE, ISRAEL, AUGUST 3, 2016 | ORBOTECH LTD. (NASDAQ: ORBK) (the “Company”) today announced its consolidated financial results for the quarter ended June 30, 2016.

Commenting on the results, Asher Levy, Chief Executive Officer, said: “We are pleased to report another quarter of robust top line revenue growth and improved profitability. Our results during the quarter maintain the positive business momentum generated in the first quarter and reflect solid execution of our business model. We are committed to preserving our industry leadership through technological innovation which is, in part, the fruit of ongoing, intensive dialogue and collaboration with our key customers and leading designers. During the second quarter we introduced several new, cutting-edge products in our three major divisions, which we believe will not only improve our competitive position but will also create further growth opportunities and increase our total available market. As a provider of critical production solutions across three prominent business areas, we expect, in the second half of 2016, to continue to support the leading global manufacturers as they invest in capital expenditure to facilitate the creation of new products by deploying increasingly sophisticated and efficient manufacturing and process enabling solutions.”

Revenues for the second quarter of 2016 totaled $196.0 million, compared with $189.0 million in the second quarter of 2015, and $190.4 million in the first quarter of 2016.

In the Company’s Production Solutions for Electronics Industry segment:

-	Revenues from the Company’s semiconductor device (“SD”) business were $67.5 million (including $53.6 million in equipment sales) in the second quarter of 2016. This compares to SD revenues of $60.5 million (including $45.7 million in equipment sales) in the second quarter of 2015.
-	Revenues from the Company’s printed circuit board (“PCB”) business were $72.6 million (including $43.8 million in equipment sales) in the second quarter of 2016. This compares to PCB revenues of $65.4 million (including $37.0 million in equipment sales) in the second quarter of 2015.
-	Revenues from the Company’s flat panel display (“FPD”) business were $49.9 million (including $39.8 million in equipment sales) in the second quarter of 2016. This compares to FPD revenues of $53.6 million (including $44.4 million in equipment sales) in the second quarter of 2015.

Service revenues for the second quarter of 2016 were $55.0 million, compared with $54.4 million in the second quarter of 2015.

Revenues in the Company’s other segments totaled $6.0 million in the second quarter of 2016, compared with $9.4 million in the second quarter of 2015.

Gross profit and gross margin in the second quarter of 2016 were $89.9 million and 45.9%, respectively, compared with $85.8 million and 45.4%, respectively, in the second quarter of 2015.

GAAP net income and GAAP net income margin for the second quarter of 2016 were $13.3 million and 6.8% respectively, compared with $13.0 million, and 6.9% for the second quarter of 2015.

GAAP earnings per share (diluted) for the second quarter of 2016 were $0.30 per share, compared with $0.30 per share (diluted), for the second quarter of 2015. During the second quarter of 2016, the Company recorded a charge of $6.2 million associated with the financing activities related to the retirement of its Credit Agreement, dated as of August 7, 2014, with JPMorgan.

Adjusted EBITDA (as defined below) and adjusted EBITDA margin for the second quarter of 2016 were $39.1 million and 20.0%, respectively, compared with $36.6 million and 19.4%, respectively, in the second quarter of 2015.

Non-GAAP net income and non-GAAP net income margin for the second quarter of 2016 were $27.0 million and 13.8%, respectively, compared with $22.9 million and 12.1%, for the second quarter of 2015.

Non-GAAP earnings per share (diluted) for the second quarter of 2016 were $0.60, compared with $0.53 per share (diluted), for the second quarter of 2015.

A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure (the “Reconciliation”) is included at the end of this press release.

As of June 30, 2016, with the completion of its debt refinancing, the Company had cash, cash equivalents (including restricted cash), short-term bank deposits and marketable securities of $199.6 million, and debt of $110 million. During the second quarter of 2016, the Company generated cash from operations of $21.7 million; and cash of $100 million, net, from the sale of 3,850,000 ordinary shares. The additional weighted average number of ordinary shares used in the computation of the Company’s earnings per share for the second quarter of 2016 was 642,000 shares. As of June 30, 2016, the actual number of ordinary shares outstanding was approximately 47.4 million.

Third Quarter 2016 Guidance

The Company expects revenues for the third quarter of 2016 to be in the range of $200 million to $208 million, and gross margin to be 45.5%-46.0%.

Conference Call

An earnings conference call for the Company’s second quarter 2016 results is scheduled for today, August 3, 2016 at 9:00 a.m. EDT. The dial-in number for the conference call is +1-646-254-3366 or (US toll-free) 877-280-1254 and a replay will be available on telephone number +1-347-366-9565 or (US toll-free) 800-358-7735 until August 17, 2016. The pass code is 214292 or Orbotech Q2. A live webcast of the conference call can also be heard by accessing the Company’s website here http://investors.orbotech.com/phoenix.zhtml?c=71865&p=irol-EventDetails&EventId=5216451. The webcast will remain available for 12 months at: http://investors.orbotech.com/phoenix.zhtml?c=71865&p=irol-audioarchives

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ:ORBK) is a global innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products throughout the electronics and adjacent industries. The Company is a leading provider of yield enhancement and production solutions for electronics reading, writing and connecting, used by manufacturers of printed circuit boards, flat panel displays, advanced packaging, micro-electro-mechanical systems and other electronic components. Today virtually every electronic device in the world is produced using Orbotech systems. For more information, visit http://www.orbotech.com.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, within and among divisions, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate, including as a result of the so-called ‘Brexit’ process, or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities; the final timing and outcome (each, expected in mid-to-late 2016), and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean Matter, ongoing or increased hostilities in Israel and the surrounding areas, and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and subsequent SEC filings. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U. S. dollars in thousands

(Unaudited)

	June 30 2016	December 31 2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$177,767	$162,102
Restricted cash	12,816	13,617
Marketable securities		409
Short-term bank deposits	3,062	9,550
Accounts receivable:
Trade	291,416	284,192
Other	47,555	55,906
Inventories	134,365	133,250

Total current assets	666,981	659,026

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	5,934	5,637
Funds in respect of employee rights upon retirement	8,425	8,130
Deferred income taxes	20,306	20,147
Equity method investee and other receivables	10,051	10,144

	44,716	44,058

PROPERTY, PLANT AND EQUIPMENT, net	61,155	58,982

OTHER INTANGIBLE ASSETS, net	96,500	109,635

GOODWILL	170,177	170,177

Total assets	$1,039,529	$1,041,878

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of long-term loan	$20,000	$13,937
Accounts payable and accruals:
Trade	61,365	65,037
Other	97,283	94,930
Deferred income	27,738	29,282

Total current liabilities	206,386	203,186

LONG-TERM LIABILITIES:
Long-term loan, net	88,031	218,372
Liability for employee rights upon retirement	22,835	21,535
Deferred income taxes	15,465	16,984
Other tax liabilities	10,753	14,045

Total long-term liabilities	137,084	270,936

Total liabilities	343,470	474,122

EQUITY:
Share capital	2,363	2,209
Additional paid-in capital	412,842	306,612
Retained earnings	389,815	360,721
Accumulated other comprehensive loss	(8,487)	(1,506)

	796,533	668,036
Less treasury shares, at cost	(99,539)	(99,539)

Total Orbotech Ltd. shareholders’ equity	696,994	568,497
Non-controlling interest	(935)	(741)

Total equity	696,059	567,756

Total liabilities and equity	$1,039,529	$1,041,878

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

(Unaudited)

	6 months ended June 30		3 months ended June 30
	2016	2015	2016	2015
Revenues	$386,407	$373,779	$195,980	$188,995
Cost of revenues	210,895	204,938	106,071	103,231

Gross profit	175,512	168,841	89,909	85,764

Operating expenses:
Research and development, net	52,704	50,819	26,135	25,040
Selling, general and administrative	61,289	59,027	31,266	30,055
Equity in earnings of Frontline	(1,677)	(2,222)	(1,041)	(1,351)
Amortization of intangible assets	13,135	16,028	6,840	7,110
Gain from the sale of the Thermal activity		(628)		(628)

Total operating expenses	125,451	123,024	63,200	60,226

Operating income	50,061	45,817	26,709	25,538
Financial expenses - net	14,147	12,268	9,483	5,796

Income before taxes on income	35,914	33,549	17,226	19,742
Taxes on income	6,714	8,368	3,869	6,616
Share in losses of equity method investee	300	215	150	115

Net income	28,900	24,966	13,207	13,011
Net gain (loss) attributable to the non-controlling interests	(194)	161	(133)	8

Net income attributable to Orbotech Ltd.	$29,094	$24,805	$13,340	$13,003

Basic earnings per share	$0.67	$0.59	$0.30	$0.31

Diluted earnings per share	$0.65	$0.58	$0.30	$0.30

Weighted average number of shares (in thousands) used in computation of:
Basic earnings per share	43,603	42,120	44,019	42,279
Diluted earnings per share	44,527	43,110	44,992	43,360

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share data)

(Unaudited)

	6 months ended June 30		3 months ended June 30

	2016	2015	2016	2015
Reported operating income on GAAP basis	$50,061	$45,817	$26,709	$25,538
Equity-based compensation expenses	2,958	1,749	1,278	860
Amortization of intangible assets	13,135	16,028	6,840	7,110
Gain from the sale of the Thermal activity		(628)		(628)

Non-GAAP operating income	$66,154	$62,966	$34,827	$32,880

Reported net income attributable to Orbotech Ltd. on GAAP basis	$29,094	$24,805	$13,340	$13,003
Equity-based compensation expenses	2,958	1,749	1,278	860
Amortization of intangible assets	13,135	16,028	6,840	7,110
Gain from the sale of the Thermal activity		(628)		(628)
Tax adjustments re non-GAAP adjustments	(1,523)	1,511	(794)	2,460
Share in losses of associated company	300	215	150	115
Charges associated with the retirement of the 2014 Credit Agreement	6,228		6,228

Non-GAAP net income	$50,192	$43,680	$27,042	$22,920

GAAP earnings per diluted share	$0.65	$0.58	$0.30	$0.30

Non-GAAP earnings per diluted share	$1.13	$1.01	$0.60	$0.53

Shares used in earnings per diluted share calculation-in thousands	44,527	43,110	44,992	43,360

ORBOTECH LTD.

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

U.S. dollars in thousands

(Unaudited)

	6 months ended June 30		3 months ended June 30
	2016	2015	2016	2015
Net income attributable to Orbotech Ltd. on GAAP basis	$29,094	$24,805	$13,340	$13,003
Minority interest and equity losses	106	376	17	123
Tax expenses	6,714	8,368	3,869	6,616
Financial expenses	14,147	12,268	9,483	5,796
Depreciation and amortization	21,398	23,518	11,147	10,858
Gain from the sale of the Thermal activity		(628)		(628)
Equity-based compensation expenses	2,958	1,749	1,278	860

ADJUSTED EBITDA	$74,417	$70,455	$39,134	$36,628

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(Unaudited)

	6 months ended June 30		3 months ended June 30

	2016	2015	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$28,900	$24,966	$13,207	$13,011
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,398	23,518	11,147	10,858
Compensation relating to equity awards granted to employees and others - net	2,958	1,749	1,278	860
Decrease (increase) in liability for employee rights upon retirement, net	879	(207)	632	(383)
Long-term loans discount amortization	1,866	397	1,566	277
Deferred financing costs amortization	5,460	1,038	4,662	726
Deferred income taxes	(1,678)	803	(464)	(1,531)
Amortization of premium and accretion of discount on marketable Securities, net	94	99	28	49
Equity in earnings of Frontline, net of dividend received	839	602	650	(34)
Other	388	614	238	115
Gain from the sale of the Thermal activity		(628)		(628)
Decrease (increase) in accounts receivable:
Trade	(7,224)	5,558	(2,899)	7,226
Other	(3,703)	569	(986)	(2,524)
Increase (decrease) in accounts payable and accruals:
Trade	(3,672)	(12,887)	(5,310)	(15,198)
Deferred income	(1,544)	(7,559)	(2,394)	(6,713)
Other	(6,396)	(1,993)	(652)	7,915
Decrease (increase) in inventories	(1,115)	10,274	1,015	11,246

Net cash provided by operating activities	37,450	46,913	21,718	25,272

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(12,115)	(7,119)	(6,358)	(3,937)
Consideration received for the sale of the Thermal activity	12,000	10,000	12,000	10,000
Withdraw of (investment in) bank deposits	6,488	1,465	(19)	(1,511)
Purchase of marketable securities	(2,244)	(154)	(976)	(154)
Redemption of marketable securities	2,337		1,180
Investment in equity method investee	(1,000)	(1,500)
Decrease (increase) in restricted cash	801	(2,979)	(1,442)	265
Increase in funds in respect of employee rights upon retirement	126	393	66	393

Net cash provided by investing activities	6,393	106	4,451	5,056

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term loan	(239,635)	(20,750)	(214,028)	(20,000)
Bank loan, net of $2 millions financing costs	108,031		108,031
Issuance of shares, net	99,962		99,962
Employee stock options exercised	3,464	6,161	1,389	4,009

Net cash used in financing activities	(28,178)	(14,589)	(4,646)	(15,991)

Net increase in cash and cash equivalents	15,665	32,430	21,523	14,337
Cash and cash equivalents at beginning of period	162,102	136,367	156,244	154,460

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$177,767	$168,797	$177,767	$168,797

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP net income margin, non-GAAP net income per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles and acquisition costs; (iii) certain items associated with sale or disposition of businesses; (iv) tax impact; and/or (v) share in losses of associated company; and/or (vi) charges associated with the financing activities related to the retirement of the abovementioned 2014 Credit Agreement.

The Company uses the non-GAAP measures indicated in the Reconciliation to supplement the Company’s financial results presented on a GAAP basis. These non-GAAP measures exclude equity based compensation expenses, amortization of intangible assets, share in losses/profits of associated companies, as well as certain financial and other expenses and items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. Management uses all of the non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. In addition, these non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude certain recurring items (such as, equity compensation, interest expense and amortization of intangible assets) as described below and in the Reconciliation. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For a quantification of the adjustments made to comparable GAAP measures, please see the Reconciliation.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions and dispositions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses.

The effects of a sale or disposition of a business have also been excluded from the non-GAAP measures. This item is inconsistent in amount and frequency. By excluding the item from the non-GAAP measures, management is better able to evaluate the Company’s ability to utilize its existing businesses and estimate the long-term value that remaining businesses will generate for the Company. Furthermore, the Company believes that this adjustment correlates more closely with the sustainability of the Company’s operating performance.

Adjusted EBITDA is also a non-GAAP financial measure. The Company defines adjusted EBITDA as net income attributable to Orbotech Ltd., further adjusted, in addition to the items described above, to exclude taxes on income, financial expenses (income) – net and depreciation. The Company presents adjusted EBITDA because it considers it to be an important supplemental measure and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in Orbotech’s industry. Adjusted EBITDA margin is a measurement of Orbotech’s adjusted EBITDA as a percentage of its revenues. Although the Company believes its presentation of adjusted EBITDA is useful, its adjusted EBITDA measure may not be comparable to similarly named measures presented by other companies.

For more information about all of the foregoing items, see the Reconciliation, the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2015 and its other SEC filings.

Company Contact: Rami Rozen Director of Investor Relations Orbotech Ltd Tel: +972-8-942 3582 Rami.rozen@orbotech.com	Tally Kaplan Porat Head of Corporate Marketing Orbotech Ltd Tel: +972-8-942 3603 Tally-Ka@orbotech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Ran Bareket
Ran Bareket
Corporate Vice President and
Chief Financial Officer

Date: August 4, 2016